SanLam through its wholly owned Subsidiary Innofin chooses BluePhoenixTM

AppBuilder, to Breathe New Life into Key Business Applications

Project Will Ensure Application Longevity, Improved Performance and Efficiency,
and Significantly Reduced Administration and Development Costs

London, UK and Herzlia, Israel - January 20, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that SanLam of South Africa through its wholly owned subsidiary Innofin has chosen the BluePhoenix TM AppBuilder development environment to modernize their key applications to deliver improved performance, enhanced development and administrative efficiency, and additional platform compliance to key business applications. The BluePhoenix solution will deliver application assets conforming to the requirements of IBM's latest mainframe technology and Microsoft's desktop strategy, fully utilising the advantages associated with more modern technology.

BluePhoenix has worked with Innofin to re-establish a relationship that was originally forged between Seer Technologies and SanLam during the 1990's when several of SanLam's core business applications were built and deployed using Seer*HPS.  Today, these business-critical applications are in constant use by Innofin's many business users, enabling them to provide professional customer service and increased customer satisfaction.

The project will modernize these applications by using a combination of BluePhoenix products and services as defined by Innofin's technology evaluation and systems compliance programme. This process will ensure the applications' continued viability for the future and provide substantial performance benefits for end-users, increased maintenance productivity, reductions in mainframe administration, and above all, significant cost savings.

"Using AppBuilder, BluePhoenix customers are able to embrace the constant changes in technology without having to re-engineer their entire business application suite. Using these capabilities, Innofin can build, deploy and maintain their key business applications for many years - independent from technology path they decide to adopt," said Steve Garry, Regional VP for BluePhoenix Solutions.  "Business needs are constantly changing and new technology introductions often inhibit the ability to react quickly to those needs.  AppBuilder enables organizations to concentrate on their core business without being impacted by changes in technology.  BluePhoenix welcomes the opportunity to work with Innofin in modernizing their key business systems."

About Innofin

Innofin's objective is to provide innovative financial products to South African investors, together with the highest levels of client service. Innofin is owned by SanLam Ltd, one of the oldest and largest life insurance companies in South Africa. Established in 1918, SanLam currently has over 3 million investors and policyholders and over R200 billion in assets under management. For more information, please visit Innofin's web site at: www.innofin.co.za and SanLam's web site at www.Sanlam.co.za

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services, (including technology for Understanding, Migration, Transformation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com.

All names and trademarks are their owners' property.

Company Contact:

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

(919) 319-2270

tbelkin@bphx.com